Exhibit 3

Registrant	Assets	Amount of Single Insured Bond
Columbia ETF Trust I	$157,780,342.01	$600,000
Columbia ETF Trust II	$406,698,719.40	$750,000
Columbia Funds Series Trust	$26,861,926,535.72	$2,500,000
Columbia Funds Series Trust II	$59,722,273,015.90	$2,500,000
Columbia Funds Variable Series Trust II	$108,474,802,062.16	$2,500,000